Room 4561

	January 18, 2006

Mr. James McDade
Vice President - Chief Financial Officer
Interactive Systems Worldwide Inc.
2 Andrews Drive
West Paterson, New Jersey 07424

Re:	Interactive Systems Worldwide Inc.
	Schedule 14A filed January 10, 2006
	File No. 0-21831

Dear Mr. McDade:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 14

1. We note your statement that "th[e] summary of the terms [of the Series C preferred stock, warrants and related financing] is general in nature and is qualified by reference to actual agreements attached in exhibits to [your] filings." Your discussion of the terms of the
Series C preferred stock, warrants and related financing should be materially complete without reference to any formal document. In this regard, please revise this section to include all material information regarding the terms and modify your statement that your disclosure is "qualified by reference." We note, for example, your later reference of anti-dilution adjustments that contribute to your need to seek stockholder approval to issue additional shares without any substantive discussion of such anti-dilution adjustments. In your reference to the agreements, please specifically identify the agreements and filings in which such agreements were filed.

2. You indicate that the issuance of greater than approximately
2.1
million shares of common stock would require stockholder approval. The Series C preferred stock and warrants, however, are only convertible into an aggregate of 1,623,770 shares of common stock excluding dividends payable in stock and any anti-dilution adjustments. Please further elaborate in your disclosure why you are seeking stockholder approval for your proposal and why you feel that it is necessary, i.e., specifically discuss the circumstances and/or any plans under which shares in excess of 20 percent of the outstanding common stock or voting power will be issued. In so doing, please provide tabular information reflecting the number of shares issuable as dividends and anti-dilution adjustments over a sample range of reasonable stock prices. Please also discuss the likelihood of paying the dividends in cash or stock as well as whether you have any plans for a transaction that may result in anti-dilution adjustments.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director